Filed Pursuant to Rule 433

Registration Nos. 333-170385 and 333-170385-01

June 11, 2012

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated June 11, 2012)

Issuer:	NiSource Finance Corp.

Guarantor:	NiSource Inc.

Security:	3.85% Notes due 2023

Ratings:	Baa3 (stable)/BBB- (stable)/BBB- (stable) (Moody’s/Standard & Poor’s/Fitch)*

Size:	$250,000,000

Public Offering Price:	99.593%

Maturity:	February 15, 2023

Benchmark Treasury:	1.750% due May 15, 2022

Benchmark Treasury Price/Yield:	101-13/1.596%

Spread to Treasury:	T+230 basis points

Re-offer Yield:	3.896%

Optional Redemption Terms:	Make-whole call at any time prior to November 15, 2022 at 35 basis points spread over Treasury Benchmark. Callable on or after November 15, 2022 at par.

Coupon:	3.85%

Interest Payment Dates:	February 15 and August 15 of each year beginning February 15, 2013

Initial Interest Accrual Date	June 14, 2012

Format:	SEC Registered

Transaction Date:	June 11, 2012

Expected Settlement Date:	June 14, 2012

CUSIP/ISIN:	65473QBA0/US65473QBA04

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Mizuho Securities USA Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. The Huntington Investment Company

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling NiSource Inc., toll-free at 1-877-647-5990 or BNP Paribas Securities Corp., toll-free at 1-800-854-5674 or Citigroup Global Markets Inc., toll-free at 1-877-858-5407 or U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.